Acergy S.A. c/o Acergy M.S. Limited 200 Hammersmith Road, London, W6 7DL, United Kingdom T: + 44 (0)20 8210 5500 F: + 44 (0)20 8210 5501 www.acergy-group.com

April 7, 2010
Dear Shareholder,

The Annual General Meeting of Shareholders (the “Meeting”) of Acergy S.A. (the “Company”) will be held on Friday May 28, 2010 at 2.00 p.m. (local time) at the offices of SGG S.A., 412F, route d’Esch, L-2086 Luxembourg.

Due to the fact that the Company is incorporated in Luxembourg as a Société Anonyme Holding, the Company’s affairs are governed by the provisions of Luxembourg Company Law. Under these provisions and the provisions of the Company’s Articles of Incorporation, the Annual General Meeting relates to and considers matters of a formal nature. The matters to be addressed at the Meeting are restricted to those in the enclosed Notice.

Enclosed with this mailing are the Notice of Annual General Meeting of Shareholders, the 2009 unconsolidated and consolidated financial statements, including the Reports of the Board of Directors and Authorised Statutory Auditor’s Reports, and the Proxy Card.  Shareholders of record at the close of business on March 29, 2010 will be entitled to vote at the Meeting.

If you wish your shares to be voted at the Meeting, please promptly sign, date and return the enclosed Proxy Card to ensure that it will be received in time.  If you require further information or clarification on the above, please contact Karen Menzel, our Group Manager, Investor Relations at karen.menzel@acergy-group.com.

The Company’s Board of Directors recommends that you vote in favour of the proposals to be considered at the Meeting.

Yours sincerely

Sir Peter Mason K.B.E.
Chairman

Registered Office
412F, route d'Esch, L-2086 Luxembourg,
Société Anonyme Holding, R.C. Luxembourg B 43172